

May 7, 2013

Via E-mail
Robert J. Michel
Chief Financial Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

      Re: ASTA Funding, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2012
              Filed January 8, 2013
              File No. 001-35637

Dear Mr. Michel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant